Eric J. Gervais, Esq.
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
P.O. Box 219777
Kansas City, MO 64121-6777

Re:     Tortoise Capital Resources Corporation (the "Fund")
         File Numbers 814-00728 & 333-142859

Dear Mr. Gervais:

        On May 11, 2007, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act").  Your letter dated May 11, 2007, accompanied the filing.  The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act").  The filing was made to register the resale of certain shares of the Fund, the resale of certain warrants to purchase common shares of the Fund and to register shares issuable upon the exercise of those warrants. We will review the Fund's financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

        Our comments regarding the filing are set forth below.

## General

1.      Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

## Prospectus Cover

2.      Disclosure on the cover states that: "selling holders may sell from time to time the common shares, the warrants and the common shares issuable upon exercise of the warrants directly to purchasers or through underwriters, broker-dealers or agents."  Add disclosure which explains that this offering is occurring pursuant to Rule 415 and whether it is being conducted on an immediate, continuous or delayed basis.  Explain to the staff the provision of Rule 415 upon which the Fund is relying to make this offering. Finally, add disclosure to the summary which explains the process by which the Fund intends to update the disclosure in connection with offerings of securities under this registration statement

3.      Disclosure in the fifth paragraph states that: "We will, however, receive cash consideration in connection with the exercise of the warrants."  Add fuller disclosure regarding these receipts, as well as information explaining whether these receipts are expected to equal or exceed market value.

        Explain to the staff whether the outstanding warrants were issued under §61(a) or §63(2) of the 1940 Act, and confirm compliance with the specific requirements of the applicable section.

4.      Add the disclosure required by Rule 481(d) regarding over-allotments.

**Prospectus**

5.      The third paragraph of the disclosure captioned "Prospectus Summary – The Company," which begins with the phrase "We raised approximately $42.5 million of net proceeds through the private placement of our common shares and warrants . . ." discusses the offerings made prior to the Fund's initial public offering.  Revise the disclosure to more fully disclose the facts of each such offerings, such as, disclose the number or amount of securities sold, disclose the basic terms of the warrants, e.g., were the warrants convertible into common on a one-to-one ratio or otherwise, and add disclosure which indicates whether the warrants were redeemed along with the redemption of the Series A Redeemable Preferred.

6.      Disclosure under this caption states: "In March 2007, the issuer of a prospective $15.0 million investment in the downstream segment of the energy infrastructure sector informed us that they no longer intend to proceed with a transaction outlined in a term sheet dated November 21, 2006."  Explain whether any Fund valuations or payment of fees or expenses where based upon the cancelled transaction.

7.      Disclosure captioned "The Offering – Use of proceeds" states: "However, upon any exercise of the warrants, we will receive cash consideration equal to the exercise price of the warrants."  Explain whether this price is expected to equals or exceeds market value.

8.      Disclosure captioned "The Offering – Taxation" indicates that the Fund has not and will not elect to be treated as a regulated investment company.  Mention this subject matter in the summary.  Similarly, the substance of the disclosure under the caption "Risk Factors – Risks Related to this Offering - There will be dilution of the value of our common shares when the warrants are exercised or if we issue common shares below our net asset value," should also be mentioned in the summary.

9.      Disclosure captioned "The Offering – Sub-advisor" indicates the advisor pays the sub-advisor a portion of the fee it receives.  Disclose the amount of the fee paid to the sub-advisor.

10.     Revise the disclosure captioned "The Offering – Trading at a discount" so as to reflect the affect of the exercise of warrants.  In this connection, see the discussion captioned "Risk Factors – Risks Related to this Offering - There will be dilution of the value of our common shares when the warrants are exercised or if we issue common shares below our net asset value."

11.     The fee table is substantially blank, as is certain other financial information elsewhere in the filing.  We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

12.     Footnote 7 to the fee table indicates that income taxes will be excluded from the table.  The Fund should include its income tax expense in the table.

13.     The substance of the second paragraph of the discussion captioned "Risk Factors – Risks Related to this Offering - There may be limitations on the ability of the holders of warrants to exercise their warrants and receive the underlying common shares," should be added to the prospectus summary.

14.     The discussion captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations" discloses that the Advisor waived the portion of the incentive fee based on investment income until December 8, 2006.  Confirm to the staff that the adviser may not recapture any portion of such waived fees.

15.     Disclosure under a later sub-caption states that: "As of February 28, 2007, none of our debt securities bore interest at variable rates and our credit facility had no outstanding principal balance."  This disclosure suggests or implies the Fund has debt securities outstanding.  Other disclosure, however, suggests that the Fund has no debt currently outstanding.  See the tables captioned "Fees and Expenses" and "Senior Securities." Please reconcile the disclosure.

16.     Disclosure captioned "Determination Of Net Asset Value - Determinations in Connection with Offerings" states that: "Our stockholders granted us the right to sell our common shares below net asset value at a special meeting held on December 21, 2006. This authority extends through our 2008 annual meeting, currently expected to occur in April 2008."  Reconcile this policy with the one year time period allowed under §63(2)(A) of the 1940 Act.

17.     Disclosure captioned "Regulation – Other" indicates that the Fund maintains a bond to protect against larceny.  In this connection, the registrant is reminded of it's obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act.

18.     The discussion captioned "Description Of Capital Stock" discloses that: "Additionally, our Charter authorizes our board of directors, without any action by our stockholders, to classify and reclassify any unissued common shares and preferred shares

into other <u>classes</u> or series of stock <u>from time to time</u> by setting or changing the preferences, conversion or other rights, <u>voting powers</u>, . . ." *(Emphasis added.)* Although there is no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might otherwise be in our stockholders' best interests." The statement that the Fund may issue multiple classes is inconsistent with the requirements of §18(c) under the 1940 Act. The disclosure that the Fund may issue shares with unequal voting rights is inconsistent with the requirements of §18(i) of the Act. Please revise the disclosure accordingly.

19.     Disclosure in the third paragraph states that directors are elected by plurality vote. Explain that method of voting. Other disclosure in that paragraph states that: "Pursuant to our Charter and Bylaws, our board of directors may amend the Bylaws to <u>alter the vote required</u> to elect directors." Explain to the staff the types of alterations that could be made to the vote requirement if this disclosure refers to more than the Fund's use of plurality or majority voting systems.

20.     Disclosure in the fifth paragraph raises the possibility of additional offerings of common shares and indicates that: "so long as we remain subject to the 1940 Act, the offering will be subject to the requirement that shares may not be sold at a price below the then-current net asset value . . ." Reconcile this disclosure with the policy permitting the Fund to sale shares below net asset value for the period ending one year following the December 2006 shareholder approval.

21.     The discussion captioned "Selling Holders" will ultimately list the names of the selling security holders. In that connection, it is disclosed that: "Selling holders, which term includes their transferees, pledgees, assignees or donees or their successors, may offer the common shares for resale from time to time." If, as it appears, not all selling holders will actually have their names listed in the prospectus, explain how that would constitute sufficient compliance with the naming requirement of Regulation S-K, Item 507 under the Securities Act. Further, explain the procedure to be followed in promptly updating the prospectus to include the required identifying information regarding selling shareholders.

22.     Revise the following disclosure, appearing in the third paragraph under this caption, by adding disclosure substantially similar to the following underlined clause: "We are required to update this prospectus to reflect material developments in our business, financial position and results of operations <u>occurring prior to the completion of the offering</u>."

23.     Disclosure in the fourth paragraph states: "<u>Unless otherwise indicated</u> herein, the selling holders have held no position or office or had any other material relationship with us or any of our affiliates or predecessors, other than as a stockholder, during the past three years." The underlined clause should be deleted and specific information addressing any such material relationship involving the Fund or any affiliate should be added to this captioned discussion. Also, revise the first paragraph under the caption "Plan of Distribution" by adding disclosure substantially similar to the following

underlined clauses: "As used in this prospectus, 'selling holders' includes transferees, donees, assignees and pledgees or their successors selling common shares received from a named selling holder after the date of this prospectus." The suggested additions would conform the statement to similar disclosure appearing elsewhere in the document.

24.     The fifth paragraph states: "We have prepared the table and the related notes based on information supplied to us by the selling holders. We have not sought to verify such information." Explain to the staff whether any effort at all was made to verify the information.

25.     The last section of the prospectus contains the following caption: "Index to Financial Statements." No other information regarding the Fund's financial statements is provided in the filing or the accompanying cover letter. Please explain to the staff the manner in which the Fund intends to provide required financial information.

**Part C**

26.     Disclosure in Item 25.2 of Form N-2 indicates that Exhibit l (legal opinion of Venable LLP) will be filed by amendment. Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the legal opinion will be updated.

                *     *     *     *     *     *     *     *     *     *     *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Friday, June 15, 2007